June 3, 2013

FOIA Confidential Treatment of Limited Portions

Requested by Proto Labs, Inc.,

Pursuant to Rule 83 (17 C.F.R. §200.83) and Rule 12b-4

of the Exchange Act

Via Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Terence O’Brien, Accounting Branch Chief

Re:	Proto Labs, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 22, 2013

Proxy Statement on Schedule 14A

Filed April 9, 2013

File No. 1-35435

Ladies and Gentlemen:

We are writing to respond to the comments raised in the letter to the Company, dated May 17, 2013, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).

Pursuant to the provisions of Rule 12b-4 (“Rule 12b-4”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Rules of Practice of the Commission contained under 17 C.F.R. § 200.83 (“Rule 83”), the Company has supplementally furnished and requests confidential treatment for the information attached to this letter as Supplement A (the “Material”). The Material included in Supplement A has been omitted from the Company’s filing on EDGAR and is filed separately with the Staff. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request of the Material. If you have any questions regarding the confidential treatment request, please contact John R. Judd via telephone at (763) 479-7408 or fax at (763) 479-6738.

In accordance with Rule 12b-4, the Company hereby requests that the Material be returned promptly following completion of the Staff’s review thereof. The Material, as provided in Rule 12b-4, is not required to be filed with or deemed part of the Company’s Exchange Act reports. Please return the Material in the enclosed addressed, prepaid overnight delivery envelope when you have completed your review, or call the undersigned and we will arrange to have the Material retrieved from the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 16 – Segment and Geographic Information, page 73

1.	We note in your quarterly reports for 2012 that your reportable segments included United States, Europe and Other. You now disclose that you only have one operating segment based on the fact that your CODM now reviews operating results at the consolidated level. In comment 6 from our letter dated November 17, 2011, we noted that your CODM reports included a “financial review” section wherein the operating performances of the three segments were separately analyzed. So that we can better assess the change in your CODM reports and your application of ASC 280 please provide us your CODM reports for the quarters ended September 30, 2012, December 31, 2012, March 31, 2013, year-ended December 31, 2012, and all reports your CODM received during these periods containing disaggregated financial data of your operations.

Response: We acknowledge comment 6 from the Staff in its letter dated November 17, 2011. As a result of our becoming a public company in early 2012 as well as the expansion of our finance and corporate management teams, we changed our internal financial reporting, which now aligns with our strategic visions to grow the business and increase operating efficiencies.

In a process completed in 2012, the financial package provided on a monthly basis to our CEO – the Chief Operating Decision Maker (the “CODM”) of the organization – as well as our global management team evolved to closely align with how the business is managed and operated. No measure of subsidiary-level operating or net income is provided in the CODM financial package. Considering this change in presentation of financial information and the guidance set forth by ASC 280, we performed an analysis of our operating segments during the fourth quarter of 2012. As a result of this analysis, we determined that as of December 31, 2012, we have one reportable segment.

We advise the Staff that the requested CODM reports for all periods requested have been included in Supplement A (Rule 83 confidential treatment request made by the Company for all of the information in Supplement A, which is labeled as “Request Number 1” on the bottom of each page of the documents included with Supplement A). As mentioned previously, Supplement A is included in the letter filed separately with the Staff. As indicated above, we request confidential treatment of Supplement A pursuant to the Rule 83 and that the materials be returned to us following the completion of your review pursuant to Rule 12b-4.

Proxy Statement on Schedule 14A filed April 9, 2013

Long-Term Equity-Based Compensation, page 26

2.	We note your disclosure in the second paragraph. Please revise your disclosure to provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

Response: Since we are an “emerging growth company” as defined in Section 3(a)(80) of the Exchange Act, we are permitted to comply with the simplified executive compensation disclosure requirements applicable to smaller reporting companies contained in paragraphs (m) through (r) of Item 402 of Regulation S-K rather than the more detailed compensation disclosure requirements applicable to larger issuers. While we have, in certain respects, opted to comply with these simplified disclosure requirements, we also believe that supplementing the narrative compensation disclosure required of emerging growth companies with additional information regarding our executive compensation philosophy, objectives and rationale is useful to our shareholders. Therefore, we voluntarily elected to provide such additional information about our compensation programs, including the description included in the second paragraph on page 26 regarding our long-term equity-based compensation program, in our Definitive Proxy Statement on Schedule 14A filed on April 9, 2013. We respectfully submit that our current disclosure, including the description that was the subject of this comment, exceeds the disclosure requirements to which we are currently subject. Moreover, we believe that the description that gave rise to this comment accurately reflects the inherently subjective nature of the process by which past equity awards were granted. As our equity grant practices continue to evolve as a publicly-held company, we will review and revise our disclosures accordingly, particularly when we no longer qualify as an emerging growth company.

* * * * *

In connection with responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds adequately to the Staff’s concerns. Should you have any questions relating to any of the foregoing, please feel free to contact me at (763) 479-7408.

Sincerely,

Proto Labs, Inc.

/s/ John R. Judd

John R. Judd

Chief Financial Officer

Enclosure

cc:	Bradley A. Cleveland

Proto Labs, Inc.

 W. Morgan Burns

Faegre Baker Daniels, LLP

Supplement A

*	The information in Supplement A has been redacted pursuant to a confidential treatment request by Proto Labs, Inc. under Rules 83 and 12b-4.